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                            May 30, 2024

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 23, 2024
                                                            File No. 333-279223

       Dear Boaz Weizer:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Incorporation of Certain Information by Reference, page 45

   1. We note your response to prior comment 5 and reissue the comment. In this regard and notwithstanding the
accounting classification of the transaction, since ZOOZ Power
                                                        Ltd. is a successor
issuer to a shell company you do not appear to be eligible to incorporate by
reference and will not be able to do so until three years after the completion of the
business combination. Please revise the Form F-1 to provide all disclosure required by
the form that currently is incorporated by reference. Refer to
                                                        General Instruction
VI.D of Form F-1 and to the Staff Statement on Select Issues
                                                        Pertaining to Special
Purpose Acquisition Companies issued March 31, 2021.
 Boaz Weizer
FirstName  LastNameBoaz Weizer
ZOOZ Power    Ltd.
Comapany
May        NameZOOZ Power Ltd.
     30, 2024
May 30,
Page 2 2024 Page 2
FirstName LastName
General

2. We note your response to prior comment 7 and reissue the comment. Please expand your discussion of capital resources in the MD&A section to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
       Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Alex Dinur